METALLICA
RESOURCES INC.

An emerging gold and silver producer

2006 Annual Report

CORPORATE PROFILE

2006 ACHIEVEMENTS

CERRO SAN PEDRO (100%)

  Construction of process plant and facilities substantially completed

  First truckload of ore delivered to leach pad

  Proven and probable reserves increased by 25%

EL MORRO (30%)

  Completed 27,100 meter, 72-hole drilling program

  Completed an additional 6,208 meter, nine-hole drilling program

  Measured and indicated mineral resources increased by 100%

EXPLORATION

  Completed 1,339 meter drilling program at Rio Figueroa project with encouraging results

  Completed initial drilling program at Southwest Alaska project

2007 OBJECTIVES

CERRO SAN PEDRO (100%)

  Complete construction and pre-stripping

  Achieve full production

EL MORRO (30%)

  Complete $1.2 million exploration program

  Complete feasibility study

EXPLORATION

  Complete 5,000 meter drilling program at Rio Figueroa

  Add new project to exploration portfolio

Metallica is an emerging gold and silver producer with a focus on developing precious and base metal assets in the Americas. Construction of our 100%-owned Cerro San Pedro mine in Mexico is substantially complete with full production expected to commence in 2007. Upon successful commissioning, the Cerro San Pedro mine is projected to produce an average of 90,000 ounces of gold and 2.1 million ounces of silver per year over a currently estimated 10 year mine life. Exploration and development efforts are continuing at the Company’s 30% owned El Morro copper-gold project in Chile with the objective of completing a feasibility study this year. In addition to advancing the development of its own assets, the Company actively continues to evaluate growth opportunities to create additional shareholder value.

Metallica’s shares are listed on the Toronto Stock Exchange under the symbol MR and on the American Stock Exchange under the symbol MRB. Metallica's listed warrants trade on the Toronto Stock Exchange under the symbol MR.WT.

MINERAL RESERVES & RESOURCES SUMMARY
Proven and probable reserves	Gold ounces (000's)	Silver ounces (000's)	Copper pounds (000's)
Cerro San Pedro	1,510	62,100	–
El Morro – La Fortuna deposit (30%)	–	–	–
	1,510	62,100	–

Measured and indicated resources (includes Cerro San Pedro proven and probable reserves)
Cerro San Pedro	2,030	75,000	–
El Morro – La Fortuna deposit (30%)	2,544	–	1,937,000
	4,574	75,000	1,937,000

Inferred resources
Cerro San Pedro	40	2,000	–
El Morro – La Fortuna deposit (30%)	936	–	726,000
	976	2,000	726,000

All dollar amounts are in U.S. dollars, unless otherwise noted.

WHAT’S INSIDE

President’s Letter to Shareholders 1 • Cerro San Pedro Project 4 • El Morro Project 7 • Exploration 10 • Management’s Discussion and Analysis 11 • Management’s and Auditors’ Reports 17 • Consolidated Financial Statements 18 • Notes to Consolidated Financial Statements 21 • Corporate Information Inside Back Cover

PRESIDENT’S LETTER TO SHAREHOLDERS

Metallica is about to realize its goal of becoming a low-cost gold and silver producer. Construction of the Cerro San Pedro mine is nearing completion, setting the stage for our first gold/silver doré pour in early 2007. Cerro San Pedro is expected to produce an average of 125,000 gold equivalent ounces per year over a 10 year mine life. Our success at Cerro San Pedro is testimony to the hard work and perseverance of our employees, the cooperation and support of the Mexican government, regulatory agencies and Cerro de San Pedro community, and the trust and confidence of our shareholders.

We are undeniably proud of our accomplishments at Cerro San Pedro but we recognize that this is only one step towards achieving our overall goal of growing the Company while maintaining the highest levels of corporate responsibility. We continue to aggressively seek exploration and acquisition opportunities. Our 30% stake in the potentially world-class El Morro copper-gold deposit in northern Chile, our ongoing exploration efforts at our Chilean Rio Figueroa copper-gold project and our Southwest Alaska project round out a robust exploration pipeline.

The successful attainment of our goals requires good financial health and we are confident that our strong balance sheet and Cerro San Pedro cash flows will provide the resources we need to move forward. The Company has approximately $45 million in cash, no debt and no hedging. Our share price has benefited from strong metals markets and the Company’s successes during 2006. It has risen 96% over the course of the year and 155% from January 1, 2006 to date. Metal prices continue to shine as this report goes to press. Gold currently brings $674 per ounce, silver is priced at $13.58 per ounce and copper is valued at $3.39 per pound.

We are undeniably proud of our accomplishments at Cerro San Pedro, but we recognize that this is only one step towards achieving our overall goal of growing the Company.

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In addition to our investment at Cerro San Pedro and El Morro, we continue to dedicate resources to other exploration programs. A drilling program completed at our Chilean Rio Figueroa copper-gold project in 2006 yielded very encouraging results.

The current elevated gold and silver prices will especially benefit our Cerro San Pedro operation when full production commences later this year. Remaining capital costs are very manageable with an estimated $9.1 million needed to complete pre-stripping, phase one leach pads and other ongoing construction. The average annual production is projected to be 90,000 ounces of gold and 2.1 million ounces of silver over the 10 year mine life.

Farther out on the development pipeline is our 30% owned El Morro copper-gold project where results continue to dazzle. In November, we reported a doubling of the measured and indicated resources at El Morro’s La Fortuna deposit, where Metallica's 30% share translates to 1.94 billion pounds of copper and 2.54 million ounces of gold. The Company’s share of the inferred resource is 0.73 billion pounds of copper and 0.94 million ounces of gold. Xstrata Plc (formerly Falconbridge Limited) owns 70% of El Morro. The Exploration Agreement stipulates that Xstrata will fund and complete a La Fortuna feasibility study by September 2007. Construction of an exploration decline, initiated by Xstrata in early 2006, will facilitate metallurgical and engineering studies for incorporation into the feasibility study. In the event of a production decision, and at Metallica’s request, Xstrata will finance 70% of Metallica’s capital interest in the project.

In addition to our investment at Cerro San Pedro and El Morro, we continue to dedicate resources to other exploration programs. A drilling program completed at our Chilean Rio Figueroa copper-gold project in 2006 yielded very encouraging results. To date, we have defined a core zone of porphyry-hosted copper-gold mineralization 400 meters wide by 500 meters long, extending to a depth of at least 400 meters. The target remains open in three directions and at depth. We are excited about the exploration potential at Rio Figueroa and our work there will continue in 2007.

Further exploration activities this past year were directed towards our Southwest Alaska project, where we are earning a 65% interest in a porphyry copper-gold-molybdenum and gold-silver exploration project with partner Full Metal Minerals Limited. Target identification is ongoing and we remain optimistic about the area’s prospects.

As crucial as it is to bring you up to date on our impending production, project development and exploration, it is equally important to inform our shareholders how the Company is performing as a corporate citizen. Our goals in this arena are to minimize environmental impacts, ensure economic benefits for all stakeholders, assure a healthy and safe workplace, and enhance the well-being of communities where the company operates. Our Cerro San Pedro operation is a good test of our commitment to these responsibilities.

We recognize the impact of our operations on a small, rural community like Cerro de San Pedro and we are determined to mitigate those impacts to the best of our ability. Our activities in this regard run the gamut from renovating and restoring structurally unstable community churches to providing free community medical services to rescuing and transplanting over 20,000 individual cacti in mining-affected areas.

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Our commitment to preserving the cultural and economic stability of the community is evidenced by our establishment of a non-profit foundation dedicated to preservation of the village of Cerro de San Pedro and through our initiation of a long-term skill development and preferential hiring program. Measures taken to compensate village residents for having to live with a mine nearby involve the choice of company-funded relocation, housing renovation or cash compensation. We are continually striving to promote and maintain dialog with the community in order to address concerns as they arise. Our experiences at Cerro San Pedro will be invaluable in our future efforts to minimize our footprint and augment the quality of life in the communities where we operate.

Our new role as a precious metal producer, and our ambitious plans for growth, will test our employees and directors as never before. I am confident that there is no one better prepared to exceed the expectations of our stakeholders than this dedicated and competent group of individuals who, together with support from our shareholders, have launched Metallica on a path towards a very bright future.

On behalf of the Board of Directors,

Construction of the El Morro exploration decline, initiated by Xstrata in early 2006, will facilitate metallurgical and engineering studies for incorporation into the feasibility study. In the event of a production decision, and at Metallica’s request, Xstrata will finance 70% of Metallica’s capital interest in the project.

Our goal for Cerro San Pedro is to minimize environmental impacts, ensure economic benefits for all stakeholders, assure a healthy and safe workplace, and enhance the well-being of communities where the company operates.

Richard J. Hall President and Chief Executive Officer April 5, 2007

CERRO SAN PEDRO PROJECT

The 100%-owned Cerro San Pedro gold-silver, heap-leach operation is located in central Mexico, 20 kilometers from the state capital city of San Luis Potosí. Construction is substantially complete and the fi rst gold-silver pour is planned for early 2007. A recently announced 25% increase in the mineral reserves extends the estimated mine life through 2017, with an average annual production of approximately 90,000 ounces of gold and 2.1 million ounces of silver.

The year 2006 was a year of considerable achievements at our Cerro San Pedro project. A legal setback that suspended our explosives permit for much of the year was resolved in our favor towards year end, allowing us to progress towards a mine start-up in 2007.

The Year in Review

Full construction at Cerro San Pedro commenced in early 2006. However, legal challenges in April limited construction activities to those not requiring blasting, including construction of the processing plant, leach pad, solution ponds, laboratory and aspects of the haul and pit access roads.

The re-instatement of our explosives permit in late October 2006 allowed construction to proceed at full speed. Washington Group International, Cerro San Pedro’s contract miner, immediately began work to complete the haul road and begin mine development.

During the last two months of the year, 1.1 million tonnes of material, including 70,000 tonnes of ore, were broken in the pit area. In December 2006, our first truckload of ore was delivered to the leach pad. As this report goes to press, construction is substantially complete and dilute cyanide solution is percolating through the ore on the leach pad. We are pleased to forecast the pour of our first gold/silver doré later this spring.

The Operations

Cerro San Pedro will operate as an open pit mine. Run-of-mine ore will be subjected to heap leaching using a Merrill-Crow recovery process, producing gold/silver doré. The project has been designed to meet or exceed North American mining and environmental standards. Our reclamation activities and community master plan are designed to return the land to stable and productive post-mining use.

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Reserves were updated in February 2007, increasing proven and probable reserves by 25% to 85.8 million tonnes averaging 0.55 g/t gold and 22.5 g/t silver. This equates to 1.5 million ounces of gold and 62.1 million ounces of silver or gold-equivalent reserves of 2.6 million ounces. The new reserves are based on historical, three-year average gold and silver prices of $475 per ounce gold and $8 per ounce silver.

Mine production is forecast to average 90,000 ounces of gold and 2.1 million ounces of silver per year over a currently estimated mine life of 10 years. Using a silver-to-gold ratio of 60:1, this equates to approximately 125,000 ounces of gold and gold-equivalent silver per year. The life of mine production is expected to exceed 890,000 ounces of gold and 21.0 million ounces of silver.

The Cerro San Pedro mine is expected to be a low-cost gold producer, with cash costs strongly impacted by the price of silver. At silver prices ranging from $9.17 to $13 per ounce and gold prices ranging from $550 to $680 per ounce, forecast life-of-mine operating costs, net of silver credits, range from $177 to $91 per ounce gold.

The Community and Environment

Metallica is committed to its responsibility of assuring a safe and healthy environment and promoting respect for the culture and heritage of the village of Cerro de San Pedro and the surrounding communities. Extensive environmental studies, including reports on plant species protection, habitat conservation and historical and cultural preservation, have been completed and action plans initiated.

As part of our cultural support for the local community, Metallica has established a non-profit foundation. Its purpose is to preserve the village of Cerro de San Pedro in a manner that will ensure sustained cultural and economic stability.

Once Cerro San Pedro is in production, Metallica has agreed to provide the municipality of Cerro de San Pedro with 100 ounces of gold and 5,000 ounces of silver per year to help fund municipal improvements. Metallica’s commitment to the local community also includes preferential hiring of individuals living in the immediate and surrounding communities. We anticipate that local residents will constitute more than 50% of our workforce. The mine is ultimately expected to employ approximately 200 people.

Our efforts to improve the quality of life for those impacted by our operations is evidenced by our offer of restitution to all families living within the village of Cerro de San Pedro, enabling them to establish a home farther from the mine, renovate their existing home or opt for a life-of-mine cash payment.

Other benefits that we provide to the local community include free medical services, maintenance of a botanical garden for the propagation of species native to the region, education initiatives and sponsorship of a silversmith cooperative. These are but a few of the many initiatives that we are pursuing to enhance the communities and way of life for residents of the Cerro de San Pedro area.

Metallica Resources Inc. | Annual Report 2006 5

Cerro San Pedro Project – Mineral reserves and resources
							Contained
				Gold	Contained	Contained	gold
		Gold	Silver	equivalent	gold	silver	equivalent
	Tonnes	grade	grade	grade	ounces	ounces	ounces
	(000’s)	(g/t)	(g/t)	(g/t)	(000’s)	(000’s)	(000’s)
Mineral reserves
Proven and probable	85,813	0.55	22.50	0.93	1,510	62,100	2,550

Mineral resources
Measured	106,230	0.55	20.30	0.89	1,880	69,000	3,040
Indicated	9,853	0.47	19.50	0.80	150	6,000	250
Total	116,083	0.54	20.20	0.88	2,030	75,000	3,290
Inferred	3,154	0.44	21.70	0.81	40	2,000	70

1) Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2) Mineral reserves have been estimated at a price of $475 per ounce of gold and $8.00 per ounce of silver.

3) Mineral reserves are contained within mineral resources.

4) Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5) Silver-to-gold ratio is estimated at 59.375:1.

6) Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

EL MORRO PROJECT

Metallica retains a 30% interest in the 36,399 hectare El Morro project, located approximately 80 kilometers east of the city of Vallenar in northern Chile. The project comprises the La Fortuna and El Morro porphyry copper-gold deposits, and is situated within one of the most prolific copper belts in the world. Metallica’s joint venture partner, Xstrata Copper (a business unit within Xstrata Plc, formerly Falconbridge Limited), earned a 70% interest in El Morro in 2005 and is responsible for the completion of a feasibility study by September 2007.

La Fortuna Deposit

The El Morro project continued to deliver impressive results in 2006. In May 2006, Xstrata completed a 72-hole core drilling program totaling 27,100 meters. The objectives of the program were to define the outer limits of the La Fortuna copper-gold resource, increase the amount of infill drilling to elevate indicated and inferred resources to measured and indicated status, and serve as the basis of a final feasibility study due to be completed in September 2007.

An additional nine core holes, totaling 6,208 meters, were drilled in late 2006 to confirm the continuity of high-grade copper-gold mineralization in the core of the La Fortuna deposit, elevate deep inferred resources to indicated status, and test the extent of mineralization along the northern limits of the La Fortuna resource.

Both drilling campaigns achieved their objectives, proving the integrity of the deposit beyond doubt. The recent deep drill results were particularly exciting, showing high-grade copper-gold mineralization undiminished in grade and open at depth.

With the exception of the depth extent of the mineral resource, the mineralization and geometry of the La Fortuna deposit are now very well understood. Copper-gold mineralization occurs as a network of veinlets and fine disseminations hosted primarily within porphyry intrusive rocks. Deposit geometry is characterized by a cylinder-shaped porphyry intrusive stock measuring approximately 1,100 meters long by 700 meters wide and extending more than 900 meters deep. Three main zones define the deposit; an upper "leached cap" that is largely barren of copper mineralization but containing minor concentrations of gold, an intermediate "secondary enriched" copper zone with associated gold, and an underlying zone of "primary" copper-gold mineralization.

Metallica Resources Inc. | Annual Report 2006 7

In November 2006, an updated resource estimate was released by Xstrata (see page 9).

The La Fortuna mineral resource is contained entirely within the secondary and primary copper-gold zones. Six recently drilled core holes all bottomed in strong copper-gold mineralization at depths between 800 and 860 meters. The results from these drill holes are not included in the November 2006 resource estimate. One example is drill hole DDHF-144, which intercepted 758 meters averaging 0.93% copper and 0.99 g/t gold from 102 to 860 meters depth. These holes demonstrate the robust character of the La Fortuna deposit and show that high-grade mineralization persists at least 100 to 150 meters below the currently defined measured and indicated resources.

Highlights of the deep drilling program are as follows:

Hole Number	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)

DDHF-139	20	800	780	0.84	1.24
DDHF-140	56	830	774	0.65	0.51
DDHF-141	30	850	820	0.59	0.73
DDHF-142	124	814	690	0.82	0.69
DDHF-143	218	760	542	0.70	0.91
DDHF-144	102	860	758	0.93	0.99

La Fortuna Work Plan for 2007

Preparation of the feasibility study, due to be completed in September 2007, will dominate activities at La Fortuna in 2007. The exploration decline will provide information for metallurgical testing and detailed geotechnical studies pertaining to mine engineering and pit design. Socioeconomic and environmental studies, which began in 2006, will be finalized and incorporated into the final study. The feasibility study is designed to advance the project’s engineering and cost estimate to within 20% of the final design costs. Once a production decision is made, Metallica may request that Xstrata fund 70% of Metallica’s 30% share of project capital. Xstrata would be repaid through project cash flow.

Project-Wide Exploration

The La Fortuna deposit was the sole focus of exploration activities within the wider El Morro project during 2006. However, in recognition of the area’s potential, Xstrata has budgeted $1.2 million for El Morro project-wide exploration during 2007, with Metallica contributing 30% to the cost of this work.

Exploration programs will be directed towards targets outside the main La Fortuna area and may include further work at the namesake El Morro deposit located approximately four kilometers northwest of the La Fortuna deposit.

The El Morro deposit differs from the La Fortuna deposit in that its copper-gold mineralization occurs entirely within volcanic and sedimentary rocks rather than in porphyry intrusive rocks. This suggests the potential for significant additional mineralization in a yet-to-be-located intrusive source. Mineralization remains open to the west, northwest and northeast. Future work on the El Morro deposit is expected to focus on expansion of the inferred resource and the search for the presumed porphyry source of the mineralization.

In 2003, Xstrata’s predecessor, Falconbridge, estimated an inferred resource for the El Morro deposit of 45 million tonnes grading 0.5% copper and 0.18 g/t gold. At a 0.4% copper cut-off this equates to 496 million pounds of copper and 260,000 ounces of gold.

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La Fortuna Deposit – Mineral resources (Reported as 100%)

Copper cut-off basis
					Contained	Contained
Copper			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classifi cation	(000’s)	(%)	(g/t)	(000’s)	(%)
0.3%	Measured	188,800	0.69	0.58	2,872,000	3,515
	Indicated	299,800	0.53	0.49	3,504,000	4,704
	Total	488,600	0.59	0.52	6,376,000	8,219
	Inferred	226,700	0.48	0.41	2,392,000	3,001
0.4%	Measured	165,700	0.73	0.62	2,667,000	3,276
	Indicated	214,300	0.60	0.56	2,835,000	3,845
	Total	380,000	0.65	0.58	5,502,000	7,121
	Inferred	142,200	0.56	0.49	1,771,000	2,251

Copper equivalent cut-off basis ($1.20 per pound copper and $400 per ounce gold)
Copper					Contained	Contained
equivalent			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classifi cation	(000’s)	(%)	(g/t)	(000’s)	(%)
0.3%	Measured	200,800	0.66	0.56	2,919,000	3,600
	Indicated	371,300	0.48	0.44	3,889,000	5,260
	Total	572,100	0.54	0.48	6,808,000	8,860
	Inferred	339,700	0.41	0.34	3,031,000	3,670
0.4%	Measured	192,000	0.68	0.57	2,871,000	3,550
	Indicated	314,500	0.52	0.49	3,586,000	4,930
	Total	506,500	0.58	0.52	6,457,000	8,480
	Inferred	230,600	0.48	0.42	2,421,000	3,120

1) The mineral resource estimate, calculated on a copper cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Person, as defined by National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate based on a copper cut-off basis was Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy, and Manager of Mines Geology for Xstrata Copper.

2) Mineral resources do not have demonstrated economic viability.

3) The mineral resource estimate, calculated on a copper equivalent cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Persons, as defined by National Instrument 43-101, responsible for the restated mineral resource estimate on a copper equivalent cut-off basis were Dr. Bruce M. Davis, Fellow - Australasian Institute of Mining and Metallurgy, and Chief Geostatistician for Norwest Corporation, and Mark A. Petersen, Certified Professional Geologist and Vice President of Exploration for Metallica Resources Inc.

4) Inferred mineral resources are defined on the basis of drill sample density and include inferred mineral resources occuring within and outside a simulated pit shell based on $1.20 per pound copper and $400 per ounce gold.

5) Cautionary note to U.S. investors concerning estimates of indicated mineral resources: This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

6) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Rio Figueroa Project, Chile

The Rio Figueroa copper-gold project is located in north-central Chile, approximately 17 kilometers from the Refugio gold-copper mine and approximately 80 kilometers southeast of the Chilean city of Copiapo. Like El Morro, the project is situated along one of the most prolific copper belts in the world.

In September 2004, Metallica entered into an option agreement to acquire a 100% interest in the Rio Figueroa property. The agreement requires that Metallica make cash payments totaling $3.5 million over a five-year period and incur $1.5 million in exploration expenditures over a three-year period. The exploration commitment was fully satisfied in 2006.

Exploration at Rio Figueroa during 2006 comprised three drill holes totaling 1,339 meters. All three holes encountered copper-gold mineralization. The best hole, MDH-02, intercepted 108 meters of mineralization averaging 0.4% copper and 0.96 g/t gold. To date, the Company has drilled a total of 11,064 meters at Rio Figueroa.

The drill results delineate a central zone of copper-gold mineralization approximately 400 meters wide, 500 meters long, and at least 400 meters deep, which remains open in three directions and at depth. The mineralization occurs within a two square-kilometer area characterized by hydrothermal alteration and anomalous levels of gold and copper.

The Company has budgeted $1.6 million for exploration activities at Rio Figueroa in 2007, including a 5,000 meter drilling program and a $0.4 million option payment to the property owner. The drilling program, initiated in March 2007, will follow up on the copper-gold mineralization intercepted in MDH-02 and test several geophysical targets.

Southwest Alaska Project, U.S.A.

The Southwest Alaska project comprises a 150-mile section of Native-owned lands along the Pacific Rim. The area is prospective for both near-surface gold-silver and porphyry copper-gold-molybdenum mineral systems. Historic production within the project area includes the Apollo-Sitka mines on Unga Island, operational in the 1890s as Alaska’s first lode gold mines. More recent activity consisted of regional reconnaissance focused on copper-molybdenum porphyries in the 1970s and near-surface gold-silver systems in the late 1980s.

In September 2005, Metallica entered into an option agreement with Full Metal Minerals Ltd. (“FMM”) to earn a 65% interest in the Southwest Alaska project. Metallica may increase its interest in individual properties to 70% by completing a pre-feasibility study, and 80% by completing a feasibility study. The exploration commitment for the project totals $2.25 million, in addition to option payments to FMM of $0.18 million. To date, qualifying exploration expenditures and option payment total $1.1 million.

Metallica’s exploration activities in the area during 2006 were concentrated on two high priority targets identified during a 2005 comprehensive reconnaissance review. These two targets, Bee Creek and Kawisgag, are of interest for their potential as porphyry copper-gold-molybdenum mineral systems.

Two holes, totaling 641 meters, were drilled at Bee Creek in 2006. Mineralization encountered in this first phase of drilling suggests that a primary porphyry source exists somewhere in the vicinity.

Mapping, sampling and ground-based geophysical studies were undertaken at the Kawisgag target during 2006, testing porphyry-hosted copper-gold-molybdenum mineralization occurring within a much broader mineralized halo. The Kawisgag porphyry target is centered within a 13 square kilometer area of geochemically anomalous base and precious metal mineralization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of March 20, 2007. MD&A provides a detailed analysis of the Company’s business and compares its 2006 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

Background

The Company is an emerging gold and silver producer focused on the exploration and development of precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the 100%-owned Cerro San Pedro gold and silver project in Mexico and the 30%-owned El Morro copper-gold project in Chile.

The Cerro San Pedro project contains estimated mineral reserves[1] of 85.8 million tonnes grading 0.55 grams per tonne gold and 22.5 grams per tonne silver at a waste-to-ore ratio of 1.26 to 1.This equates to 1.5 million ounces of gold and 62.1 million ounces of silver. The mineral reserves were estimated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and were prepared in February 2007 by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

Construction of the process plant and related facilities for the Cerro San Pedro project is substantially complete. Commissioning of the process plant began in January 2007. The first dore pour is scheduled for April 2007.

The El Morro project is subject to an exploration agreement with Xstrata Plc. (“Xstrata”), formerly Falconbridge Limited, which allowed for Xstrata to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005. The $10 million payment was made to the Company on August 31, 2005. The exploration agreement also provides that Xstrata must complete a feasibility study on the project by September 14, 2007. Xstrata is responsible for 100% of the cost of preparing the feasibility study, which is currently underway.

In November 2006, the Company reported an updated mineral resource[2] estimate for the La Fortuna deposit at the El Morro project. Using a 0.3% copper cut-off grade, the La Fortuna deposit is estimated to contain measured mineral resources[3] totaling 188.8 million tonnes grading 0.69% copper and 0.58 grams per tonne gold, and indicated mineral resources[3] totaling 299.8 million tonnes grading 0.53% copper and 0.49 grams per tonne gold. In addition, the La Fortuna deposit is estimated to contain inferred mineral resources[4] totaling 226.7 million tonnes grading 0.48% copper and 0.41 grams per tonne gold. The mineral resource estimate for the La Fortuna deposit is classified as a measured, indicated and inferred mineral resource in compliance with the Canadian Institute of Mining, Metallurgy and Petroleum definitions. It was calculated by Xstrata and incorporated the results from 147 core holes totaling 57,900 meters. The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate is Ricardo Raul Roco, Member . Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata Copper.

Outstanding Share Data

As of March 20, 2007, the Company had issued one class of common shares and had a total of 92,244,063 shares outstanding. The Company has 19,257,500 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. In addition, the Company has 3,835,250 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009. Stock options outstanding as of March 20, 2007 total 2,853,700 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$5.10 per share.

Financial Results of Operations

The Company generated net income in 2005 and 2004 principally as a result of foreign exchange gains and income from property payments. Net income in 2005 of $7.96 million was primarily due to $8.35 million of income from property payments and $1.05 million of foreign exchange gains. Net income in 2004 of $1.37 million was due to foreign exchange gains totaling $2.17 million. The following selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

Selected Annual Information

	2006	2005	2004
	$	$	$
Total revenues	–	–	–
Net income (loss)	(3,130,325)	7,958,798	1,368,462
Total assets	132,953,214	99,919,884	90,293,100
Long-term liabilities	1,168,034	402,599	203,818
Basic net income
(loss) per share	(0.04)	0.10	0.02
Diluted net income
(loss) per share	(0.04)	0.10	0.01

1) Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, and in accordance with U.S. Securities Exchange Act of 1934 Industry Guide 7, as interpreted by the Staff of the U.S. Securities and Exchange Commission.

2) Mineral resources do not have economic viability. Mineral reserves are the economically viable part of measured or indicated mineral resources.

3) Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

4) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallica Resources Inc. | Annual Report 2006 11

2006 Compared with 2005

The Company reported a net loss of $3.13 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents. Income from property payments decreased from $8.35 million in 2005 to none in 2006. The $8.35 million decrease was the result of a $10 million earn-in payment received from Xstrata in August 2005,which resulted in Xstrata earning a 70% interest in the El Morro project. Interest earned on cash and cash equivalents in the current period of $1.22 million was comparable with the preceding period of $1.04 million.

General and administrative expense for the year ended December 31, 2006 totaled $2.46 million and was $0.77 million higher than 2005 expenditures of $1.69 million. The increase was primarily attributable to payments to consultants for Sarbanes Oxley compliance work totaling $0.38 million in the current period versus none in the preceding period. There was an increase of $0.18 million in salaries due to the hiring of a Vice President of Operations in 2006 and an increase in bonus payments to employees in 2006 of $0.09 million. In addition, there was an increase in payments to consultants that related to implementation of a new accounting system totaling $0.08 million.

Stock-based compensation expense increased from $0.34 million for the year ended December 31, 2005 to $1.18 million for the year ended December 31, 2006. The $0.84 million increase was primarily attributable to an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006. In addition, the Black-Scholes Option Pricing Model fair values that were calculated for option grants in 2006 were higher than in 2005 as a result of a significant increase in the Company’s share price in 2006. The Company also capitalized stock-based compensation totaling $0.29 million in 2006 and $0.09 million in 2005, as a result of stock options granted to employees at its Cerro San Pedro mine development project.

Exploration expense totaled $0.54 million in 2006 as compared to $0.23 million in 2005. The $0.31 million increase is due to increased exploration activity in Chile.

Restricted stock unit (“RSU”) expense increased from $0.06 million in 2005 to $0.42 million in 2006. The increase is attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company’s five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006. The settlement of RSUs will be made in cash and will be calculated at the five-day average closing price for the five days preceding the date of settlement. The Company had 370,000 RSUs outstanding at December 31, 2006. The RSUs vest over a period of three years.

The write-down of mineral properties and deferred expenditures of $0.38 million in the current period relates to the Company’s Southwest Alaska project. The Company was notified in February 2007 that a native village corporation within a certain area of the Southwest Alaska project elected not to proceed with mineral development on its land. The Company wrote off all costs attributable to this property group as of December 31, 2006.

Foreign exchange gains of $0.69 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar. The Company held Canadian dollars totaling Cdn$40.57 million and Cdn$39.4 million at December 31, 2006 and 2005, respectively. The foreign exchange gain in 2005 was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004. The Canadian dollar/U.S. dollar exchange rate at December 31, 2005 was 1.166 as compared to 1.2048 on December 31, 2004.

2005 Compared with 2004

The Company reported net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005 as compared to net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not have any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents. Income from property payments increased from $0.30 million in 2004 to $8.35 million in 2005. The $8.05 million increase resulted from a $10 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2005 totaled $1.69 million and was $0.22 million higher than 2004 expenditures of $1.47 million. The increase was primarily attributable to employee bonus payments totaling $0.17 million in the 2005 versus none in the preceding period.

Stock-based compensation expense increased from $0.08 million for the year ended December 31, 2004 to $0.34 million for the year ended December 31, 2005. The $0.26 million increase was primarily attributable to an increase in stock option grants from 400,000 in 2004 to 880,000 in 2005. In addition, the Company capitalized stock-based compensation expense totaling $0.09 million in 2005 and $0.55 million in 2004, as a result of stock options granted to employees at its Cerro San Pedro development project.

Foreign exchange gains of $1.05 million in 2005 and $2.17 million in 2004 were principally due to unrealized gains associated with holding large cash balances in Canadian dollars (Cdn$39.4 million and Cdn$42.3 million at December 31, 2005 and 2004, respectively), and the strengthening of the Canadian dollar relative to the U.S. dollar in 2004 and 2005. The Canadian dollar / U.S dollar exchange rate at December 31, 2003 was 1.2946 as compared to 1.2048 on December 31, 2004, and 1.1660 on December 31, 2005.

Income tax expense increased from $0.14 million in 2004 to $0.15 million in 2005, despite an increase in income before taxes of $6.60 million in 2005. This was principally due to the recognition of tax loss carry forwards in 2005 which offset the taxable gain attributable to the $10 million earn-in payment received from Xstrata in August 2005.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

		2006
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(2,167,742)	(604,777)	9,199	(367,005)
Basic net income
(loss) per share	(0.03)	(0.01)	0.00	0.00
Diluted net income
(loss) per share	(0.03)	(0.01)	0.00	0.00

		2005
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	15,202	9,663,769	(993,277)	(726,896)
Basic net income
(loss) per share	0.00	0.12	(0.01)	(0.01)
Diluted net income
(loss) per share	0.00	0.12	(0.01)	(0.01)

12 Metallica Resources Inc. | Annual Report 2006

The quarterly net income (loss) volatility for 2006 is primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.05 million), $1.22 million, $0.17 million and ($0.65 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflects a write-down of mineral properties, plant and equipment totaling $0.38 million and an additional $0.20 million for restricted stock unit expense due principally to an increase in the Company’s share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 is attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates. Net foreign exchange gains (losses) totaled  ($0.36 million), ($0.32 million), $1.58 million and $0.15 million for the first, second, third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Xstrata’s $10 million earn-in payment on the El Morro project.

Liquidity and Capital Resources

At December 31, 2006, the Company had $44.76 million of cash and cash equivalents and working capital of $42.10 million. The Company believes that it has sufficient cash balances to complete construction, pre-stripping and other development costs relating to its Cerro San Pedro project, and to make its forecast general and administrative, exploration and other project expenditures until such time as the Cerro San Pedro project begins to generate cash flow from operations.

For the years ended December 31, 2006, 2005 and 2004, the Company received net proceeds of $29.43 million, $0.43 million and $0.76 million, respectively, from the sale of equity securities and the exercise of warrants and stock options. Approximately $28.1 million of the 2006 net proceeds resulted from a private placement financing for 7,670,500 units that closed on December 20, 2006. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50. The warrants expire on December 20, 2009.

The Company has an additional 19.3 million common share purchase warrants outstanding that are exercisable for one common share at Cdn$3.10. The warrants expire on December 11, 2008.

The Company’s cash and cash equivalents increased by $2.09 million for the year ended December 31, 2006 as compared to an increase in cash and cash equivalents of $1.05 million for the year ended December 31, 2005. The $1.04 million increase in 2006 cash inflows was primarily attributable to the following: an increase in expenditures on mineral properties, plant and equipment of $15.78 million in the current period, offset primarily by $28.12 million of private placement financing proceeds in 2006 versus no financings in 2005, and there were no property payments received in the current period versus a $10 million payment property payment received from Xstrata for the El Morro project in the preceding period.

In 2006, the Company spent $24.97 million on mineral properties, plant and equipment. This amount included $22.80 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs. The Company spent $0.98 million on exploration activities at the Southwest Alaska project, which included an evaluation of selected exploration targets and a 641-meter drilling program at the Bee Creek target area.

The Company also spent $0.84 million on the Rio Figueroa project in 2006, which included a 1,339-meter drilling program at the Cerro Matta target area. Approximately $0.12 million was spent on the Company’s El Morro project and the El Morro Border project in 2006. Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata. The remaining $0.23 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.14 million and office furniture and computer equipment for $0.09 million.

In 2005, the Company spent $9.19 million on mineral properties, plant and equipment, which included $7.39 million for the Cerro San Pedro project. The $15.41 million decrease in 2005 expenditures on the Cerro San Pedro project, when compared to 2006, was attributable to the Company’s mine explosives permit being suspended for most of 2005. This limited the Company’s ability to conduct mine development activities. The Company spent $1.33 million on the Rio Figueroa project in 2005, which included expenditures relating to three drilling programs, totaling approximately 9,700 meters, which took place during the year. The Company also spent $0.42 million in 2005 to identify and prioritize exploration prospects on its recently acquired Southwest Alaska project. The remaining $0.05 million was spent on the Company’s El Morro project and El Morro Border project in 2005.

Material Contractual Obligations

In regards to the El Morro project, Xstrata is obligated to complete a feasibility study on the project by September 2007. The cost of the feasibility study will be borne by Xstrata. Costs relating to any future exploration or development work on the El Morro project that is outside the scope of the feasibility study will be shared by the Company (30%) and Xstrata (70%) in accordance with their ownership interest in the project.

The Company has an option to acquire a 100% interest in the Rio Figueroa copper-gold project in Chile. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million. The Company met its exploration commitment on the project in 2006 and has made $0.5 million of option payments to date.

In September 2005, the Company entered into an option agreement that allows it to earn a 65% interest in several precious and base metal exploration properties located along the Alaska Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. In February 2007, the Company was notified that a native village corporation located within one of the property groups had decided not to allow mineral exploration activities on its land. Management elected not to pursue further exploration activities on these and other properties and wrote off all capitalized costs attributable to this property group totaling $0.38 million at December 31, 2006. The Company intends to continue its exploration activities on the remaining Southwest Alaska property group. The Company’s exploration commitment for the project is $2.25 million, plus $0.18 million for option payments over a five-year period beginning September 2005. As of December 31, 2006, the Company has incurred exploration expenditures totaling $1 million and made option payments totaling $0.08 million. The Company has met its exploration expenditure commitment on the project for 2007.

Metallica Resources Inc. | Annual Report 2006 13

The Company’s estimated contractual obligations for future payments are summarized as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
	$	$	$	$	$
Long-term debt	–	–	–	–	–
Capital lease obligations	–	–	–	–	–
Operating leases	613,452	105,986	236,970	246,039	24,457
Purchase commitments[1]	164,989,000	16,187,400	40,424,800	36,162,800	72,214,000
Other long-term obligations[2]	6,100,700	692,800	2,599,900	1,055,200	1,752,800
Total contractual obligations	171,703,152	16,986,186	43,261,670	37,464,039	73,991,257

1) Purchase commitments include estimated amounts totaling $159 million to be incurred by Washington Group International ("WGI" ) pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees from $1.4 million to $11.6 million depending on the year of termination.

In the event that the contract is terminated as a result of force majeure, the Company is obligated to pay WGI equipment demobilization and termination fees totaling approximately $2 million. In the event that WGI is notified of a material breach or default, and that material breach or default is not remedied by WGI within 15 days, the Company may terminate the contract without incurring any early termination fees; however, the Company may be liable to WGI for equipment demobilization costs totaling approximately $1 million.

It is estimated that approximately $1 to $2 million of annual expenditures under the WGI contract will be incurred in Mexican pesos. In addition to the WGI contract, the Company estimates that it will incur an additional $16 million per year in peso denominated operating costs over the ten-year mine life. The Company will evaluate currency hedging alternatives for its estimated Mexican peso expenditures. As of March 20, 2007, the U.S. dollar/Mexican peso exchange rate was 11.18.

Purchase obligations also include option payments totaling $3 million for the Rio Figueroa project, and exploration commitments and option payments totaling $1.2 million for the Southwest Alaska project. The Company is also obligated to pay $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations. In addition, the Company has a commitment to make minimum annual royalty payments totaling $0.8 million to a former owner of certain mining concessions at the Cerro San Pedro project.

The Company has entered into agreements with certain residents of the village of Cerro de San Pedro to provide monthly cash payments totaling $0.39 million over the estimated mine life of 10 years for the inconvenience to them associated with mining operations. This commitment is contingent upon operation of the mine.

In December 2006, the Company entered into an agreement with an individual to lobby on behalf of the Company in regards to ongoing litigation with respect to the Cerro San Pedro project. The agreement provides that in the event of a favorable outcome from the litigation by December 31, 2007, the Company will pay the lobbyist $0.2 million.

2) Other long-term obligations include 370,000 restricted stock units that will vest in March 2008 and March 2009. These obligations will be settled in cash. The value of the shares on the future settlement dates has been estimated using the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ended December 31, 2006.

The reclamation obligation for the Cerro San Pedro project, based on the Company’s September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

In November 2006, the Company entered into an agreement with a Mexican governmental agency to provide approximately $0.35 million for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. The commitment will be funded over a period of twelve years.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, any material effect on the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, value added tax receivable and other current assets, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk with respect to value added tax receivable and other current assets, and accounts payable and accrued liabilities. However, the Company is exposed to currency risk in that it holds significant cash balances in Canadian dollars (Cdn$40.57 at December 31, 2006), whereas most of its expenditures are in U.S. dollars and its functional currency is the U.S. dollar. Canadian dollars are invested in high grade commercial paper or other high grade investments with maturities of less than 90 days. Any decreases in the value of the Canadian dollar relative to the U.S. dollar will have a negative impact on the Company’s cash and cash equivalents, and the consolidated statement of operations.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

Management regularly reviews and evaluates the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment in cases where the Company does not have proven and probable reserves that would enable management to estimate future cash flows that can be compared to the asset’s carrying value. Many factors are considered in the assessment of impairment which include, but are not limited to, adverse legal, regulatory, title, accessibility, environmental or political factors that could affect the property’s value. Management also considers commodity prices, results from exploration activities, future exploration plans, property development and holding costs, market price of the property and other factors.

14 Metallica Resources Inc. | Annual Report 2006

In the case of the Cerro San Pedro project, which has mineral reserves, the total estimated future cash flows on an undiscounted basis are compared to the project’s carrying value. If the estimated future cash flows are less than the carrying value, an impairment loss is recorded and the carrying value is written down to fair value, which is typically the estimated future discounted cash flows. Management estimates future cash flows for the Cerro San Pedro project using assumptions that reflect the long-term operating plan for the project, which include assumptions of operating costs and metal prices. The future cash flow estimates are updated periodically to reflect market conditions. There are significant risks and uncertainties in the assumptions used to estimate future cash flows.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Related Party Transactions

In June 2005, and as amended on February 1, 2006, the Company entered into consulting agreements with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006 and $9,000 in 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $2,500 in 2004 and $22,000 in 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company incurred corporate advisory fees pursuant to this agreement totaling $12,000 in 2004 and $21,000 in 2005.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company in June 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Consulting fees incurred while the individual was a director of the Company totaled $75,000 in 2006 and $72,500 in 2005.

Evaluation of Disclosure Controls

Management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”) as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2006, the Company’s internal control over financial reporting was effective.

	2006	2005	2004
Risk free interest rate (Canada)	3.8 to 4.3%	3.2 to 3.7%	3.3 to 3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	60 to 71%	65 to 66%	70 to 71%
Expected life of option	3.5 to 3.9 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions, including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligation:

The Company’s reclamation obligation is calculated using assumptions that include the Company’s long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these assumptions could materially affect the Company’s reclamation obligation.

Recent Canadian Accounting Pronouncements

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (“CICA 3855”). CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company is evaluating the impact of this standard on its consolidated financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, “Hedges” (“CICA 3865”). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, “Comprehensive Income” (“CICA 1530”) and CICA Handbook Section 3251, “Equity” (“CICA 3251”). CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530. The Company is evaluating the impact of this standard on its consolidated financial statements.

Metallica Resources Inc. | Annual Report 2006 15

Changes in Internal Control over Financial Reporting

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company, including during 2006, the hiring of additional accounting personnel and the implementation of a new accounting system in keeping with this transition.

Corporate Outlook

Construction of the Cerro San Pedro gold and silver project process plant and related facilities is substantially complete. Construction activities for 2007 are expected to include the purchase of a portable crusher, construction of two additional leach pad cells and a lime silo, and completion of construction of a high-voltage power line. Approximately $9.1 million has been budgeted for 2007 to complete construction of these and other capital projects at the Cerro San Pedro project. Leaching of ore to test operation of the process plant began in January 2007, with the first dore pour expected in April 2007. The project is expected to commence full operations in 2007. Forecast production for the year is estimated at 40,000 ounces gold and 950,000 ounces silver. Once full production is achieved, the operation is expected to produce approximately 90,000 ounces of gold and 2.1 million ounces of silver annually.

In regards to the El Morro copper-gold project, Xstrata has informed the Company that it intends to deliver a pre-feasibility study on the project during the second quarter of 2007. Xstrata is also required to provide the Company with a feasibility study on the project by September 2007. The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study. The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with each partner’s ownership interest of 70% for Xstrata and 30% for the Company. For 2007, Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million. The Company’s 30% share of these costs will approximate $0.4 million.

The Company has budgeted $1.6 million in 2007 for exploration activities at its Rio Figueroa copper-gold project in Chile. This includes an estimated 5,000 meters of drilling on the project and a $0.4 million option payment to the property owner.

An additional $2.5 million has been budgeted in 2007 for exploration work on generative and other exploration projects. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, as those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks.

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group (“Project Opponents”) over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006.The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934,and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “estimate”, “anticipate”, “ project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F.These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

16 Metallica Resources Inc. | Annual Report 2006

MANAGEMENT’S REPORT

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprising independent directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Their report follows.

Richard J.Hall
President and Chief Executive Officer

Bradley J.Blacketor
Vice President, Chief Financial Officer and Secretary

March 20, 2007

AUDITORS’ REPORT

To the Shareholders of Metallica Resources Inc.

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as of December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Metallica Resources Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia

March 20, 2007

Metallica Resources Inc. | Annual Report 2006 17

Metallica Resources Inc.
(A development stage company)

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005
U.S. dollars
		2006	2005
		$	$
Assets
Current assets:
Cash and cash equivalents (Note 11)		44,762,169	42,669,830
Value-added tax receivable and other current assets		3,124,187	969,947
		47,886,356	43,639,777

Mineral properties, plant and equipment (Notes 3 and 11)		84,826,921	56,033,836
Other assets		239,937	246,271
Total assets		132,953,214	99,919,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		5,789,680	1,323,571

Restricted stock units (Note 5(e) )		556,842	59,435
Asset retirement obligation (Note 4)		611,192	343,164
		6,957,714	1,726,170
Shareholders’ equity:
Share capital (92,001,263 common shares, 2005: 83,301,676) (Note 5(b) )		133,572,417	108,158,077
Contributed surplus (Note 5(d) )		1,484,554	1,484,554
Warrants (Note 5(d) )		10,363,580	5,889,285
Stock options (Note 5(c) )		2,474,490	1,431,014
Deficit		(21,899,541)	(18,769,216)
		125,995,500	98,193,714
Total liabilities and shareholders’ equity		132,953,214	99,919,884

Contingencies (Note 9)

Approved by the Board:

Craig J. Nelsen	Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

18 Metallica Resources Inc. | Annual Report 2006

Metallica Resources Inc.
(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2006, 2005 and 2004
U.S. dollars, except share data
	2006	2005	2004
	$	$	$
Interest income	1,216,048	1,036,850	925,180
Income from property payments (Notes 3(b and f) )	–	8,349,264	300,000
	1,216,048	9,386,114	1,225,180

General and administrative expense	2,464,122	1,689,079	1,469,246
General and administrative expense – stock-based compensation	1,177,346	341,110	83,466
Exploration expense	544,823	232,252	192,627
Restricted stock unit expense	416,639	59,435	–
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Reclamation and property closure costs	–	–	22,368
Interest expense (Note 3(a) )	–	–	40,260
Foreign exchange gain	(694,532)	(1,045,359)	(2,169,257)

Income (loss) before income taxes	(3,072,209)	8,107,079	1,505,001

Income tax provision (Note 6)	58,116	148,281	136,539

Net income (loss)	(3,130,325)	7,958,798	1,368,462

Deficit at beginning of year as previously reported	(18,769,216)	(26,728,014)	(27,695,861)
Stock-based compensation expense (Note 5(c) )	–	–	(400,615)
Deficit at beginning of year as restated	(18,769,216)	(26,728,014)	(28,096,476)

Deficit at end of year	(21,899,541)	(18,769,216)	(26,728,014)
Basic net income (loss) per share	(0.04)	0.10	0.02
Diluted net income (loss) per share	(0.04)	0.10	0.01
Weighted average number of common shares outstanding	84,110,240	82,952,717	82,405,035

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc. | Annual Report 2006 19

Metallica Resources Inc.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2005 and 2004
U.S. dollars
	2006	2005	2004
	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss)	(3,130,325)	7,958,798	1,368,462
Non-cash items:
Depreciation and amortization	36,662	11,542	12,865
Stock-based compensation expense	1,177,346	341,110	83,466
Restricted stock unit expense	416,639	59,435	–
Future income tax	(6,948)	23,890	(11,018)
Common share contribution to retirement plan (Note 7)	22,409	19,449	23,060
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Interest expense	–	–	40,260
Changes in non-cash working capital:
Other current assets	(710,081)	209,401	(349,417)
Accounts payable and accrued liabilities	879,119	85,169	(21,884)
Reclamation and closure cost obligation	–	–	(29,796)
Other assets	13,101	(6,390)	(234,474)
	(922,219)	8,704,922	962,993

Cash flows provided from (used for) investing activities
Payments to acquire mineral properties, plant and equipment	(24,974,672)	(9,193,505)	(15,143,804)
Value added-tax receivable related to mineral properties, plant and equipment	(1,444,159)	(539,104)	125,051
Acquisition of subsidiary, net of cash acquired	–	–	(5,000,000)
Proceeds from property option payment applied to mineral properties, plant and equipment	–	1,650,736	–
	(26,418,831)	(8,081,873)	(20,018,753)

Cash flows provided from (used for) financing activities
Common shares and warrants issued for cash, net of issue costs	28,123,284	–	–
Proceeds from exercise of options	1,057,927	429,737	362,619
Proceeds from exercise of warrants	252,178	–	400,229
Repayment of acquisition debt	–	–	(6,000,000)
Repayment of note payable	–	–	(200,100)
	29,433,389	429,737	(5,437,252)

Increase (decrease) in cash and cash equivalents	2,092,339	1,052,786	(24,493,012)
Cash and cash equivalents, beginning of year	42,669,830	41,617,044	66,110,056
Cash and cash equivalents, end of year	44,762,169	42,669,830	41,617,044

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

20 Metallica Resources Inc. | Annual Report 2006

Metallica Resources Inc.
(A development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S.dollars

1.   Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration, acquisition and development of precious and base metal mineral properties located throughout the Americas.

The Company’s Cerro San Pedro gold and silver heap-leach project in Mexico is in the final stages of construction. Commissioning of the process plant began in January 2007. The initial pour of gold and silver dore during commissioning of the process plant is expected to occur in April 2007.

The Company is also advancing a copper-gold exploration project in Chile (Note 3(b)) and is pursuing various other exploration projects in the Americas.

2.    Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

Datawave Sciences Inc. De Re Holdings Inc. Desarrollos Metallica C.A. MMM Exploraciones, S.A.de C.V. Metallica (Barbados)Inc.	Metallica Management Inc. Minera Metallica Limitada Minera San Xavier, S.A.de C.V. Raleigh Mining International Limited Servicios del Plata y Oro, S.A.de C.V.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the estimated reclamation obligation for its Cerro San Pedro project in Mexico, estimated stock-based compensation amounts and the assessment of mineral property carrying values for impairment. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, non-monetary balances at historic exchange rates and other revenue and expense items, other than depreciation, at average exchange rates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties, Plant and Equipment

The costs of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the carrying value is impaired. Expenditures related to generative exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted future cash flows expected from its use and disposal. The determination of future cash flows is dependent upon management’s estimates of mineral prices, mineral reserves and resources, and operating, capital and reclamation costs. Future cash flow estimates are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which adversely affect management’s estimate of the future cash flows to be generated from its mineral properties. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying values can be recovered by considering alternative methods of determining fair value. If management’s estimate of recoverable amount is less than a long-lived asset’s carrying value, the carrying value is written down to the estimated fair value.

Metallica Resources Inc. | Annual Report 2006 21

The costs deferred at any point in time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Plant and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

Asset retirement obligations (“AROs”) are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development or normal operation of a long-lived asset.

The Company recognizes the fair value of AROs in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the discounted estimated future cash settlement of an ARO. The ARO is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The capitalized asset retirement cost will be depreciated over the life of the related asset upon commencement of commercial production. The liability is accreted up to the date that the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Accretion of the liability prior to commencement of commercial production is capitalized, whereas accretion of the liability after commencement of commercial production is expensed.

Financial Instruments

At December 31, 2006, the carrying values of cash and cash equivalents, value-added tax receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments. Foreign exchange risk arises from foreign currency fluctuations primarily when cash is held in other than U.S. dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax basis of an asset or liability and the carrying amount on the balance sheet. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation and Warrants

The Company recognizes stock-based compensation expense for all forms of employee stock-based compensation, including stock options. Stock-based compensation expense for stock options is determined based on the estimated fair values of the options on the date of grant using the Black-Scholes option pricing model. The fair value is recognized as stock-based compensation expense, or capitalized in the case of employees or consultants working directly on mine development projects, over the vesting period of the respective options. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to unvested stock options that are forfeited is credited to earnings.

Restricted stock units are marked to market with changes in the related liability, based on the underlying stock price at period end, recorded in the statement of operations based on service provided to that date.

Warrants are recorded at the estimated fair value on the date of grant using the Black-Scholes option pricing model.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of in-the-money options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.

22 Metallica Resources Inc. | Annual Report 2006

Recent Canadian Accounting Pronouncements

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3855, “Financial Instruments . Recognition and Measurement” (“CICA 3855”).CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company does not expect its financial position or results to be impacted by this standard.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, “Hedges” (“CICA 3865”). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, “Comprehensive Income” (“CICA 1530”) and CICA Handbook Section 3251, “Equity” (“CICA 3251”). CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530.The Company is evaluating the impact of this standard on its consolidated financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Emerging Issues Abstract 160, “Stripping Cost Incurred in the Production Phase of a Mining Operation.”(“EIC-160”). EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized over a unit of production basis over the proven and probable reserves to which they directly relate.

3.	Mineral Properties, Plant and Equipment

	Additions to mineral properties, plant and equipment for the years ended December 31, 2006 and 2005 are summarized as follows:

		Mineral	Deferred	Construction	Plant and		Accumulated
	Balance at December 31, 2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net
		$	$	$	$	$	$	$
	Cerro San Pedro, Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
	El Morro, Chile	–	20,375	–	–	20,375	–	20,375
	Rio Figueroa, Chile	335,042	1,520,690	–	–	1,855,732	–	1,855,732
	Other Projects, Chile	25,639	2,709	–	–	28,348	–	28,348
	Alaska Peninsula, USA	310,208	171,555	–	–	481,763	–	481,763
	Office Furniture
	and Equipment	–	–	–	101,939	101,939	87,314	14,625
	Balance at December 31, 2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

	2006 Additions
	Cerro San Pedro, Mexico	50,000	780,230	26,003,475	392,582	27,226,287	137,323	27,088,964
	El Morro, Chile	–	93,171	–	–	93,171	–	93,171
	Rio Figueroa, Chile	227,432	593,817	–	–	821,249	–	821,249
	Other Projects, Chile	15,064	10,276	–	–	25,340	–	25,340
	Southwest Alaska, USA	50,619	957,612	–	–	1,008,231	–	1,008,231
	Office Furniture and Equipment	–	–	–	172,465	172,465	36,476	135,989
	2006 Additions	343,115	2,435,106	26,003,475	565,047	29,346,743	173,799	29,172,944

	2006 Impairment write-down
	Southwest Alaska, USA	(136,010)	(243,849)	–	–	(379,859)	–	(379,859)

	Balance at December 31, 2006
	Cerro San Pedro, Mexico	23,924,324	20,840,120	35,213,294	1,127,233	81,104,971	383,014	80,721,957
	El Morro, Chile	–	113,546	–	–	113,546	–	113,546
	Rio Figueroa, Chile	562,474	2,114,507	–	–	2,676,981	–	2,676,981
	Other Projects, Chile	40,703	12,985	–	–	53,688	–	53,688
	Southwest Alaska, USA	224,817	885,318	–	–	1,110,135	–	1,110,135
	Office Furniture and Equipment	–	–	–	274,404	274,404	123,790	150,614
	Balance at December 31, 2006	24,752,318	23,966,476	35,213,294	1,401,637	85,333,725	506,804	84,826,921

Metallica Resources Inc. | Annual Report 2006 23

	Mineral	Deferred	Construction	Plant and		Accumulated
Balance at December 31, 2004	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,869,587	13,603,841	7,741,797	576,359	45,791,584	177,886	45,613,698
El Morro, Chile	690,000	949,589	–	–	1,639,589	–	1,639,589
Rio Figueroa, Chile	115,856	375,182	–	–	491,038	–	491,038
Other Projects, Chile	8,043	1,483	–	–	9,526	–	9,526
Southwest Alaska, USA	–	–	–	–	–	–	–
Office Furniture and Equipment	–	–	–	93,963	93,963	75,972	17,991
Balance at December 31, 2004	24,683,486	14,930,095	7,741,797	670,322	48,025,700	253,858	47,771,842

2005 Additions
Cerro San Pedro, Mexico	4,737	6,456,049	1,468,022	158,292	8,087,100	67,805	8,019,295
El Morro, Chile	–	31,522	–	–	31,522	–	31,522
Rio Figueroa, Chile	219,186	1,145,508	–	–	1,364,694	–	1,364,694
Other Projects, Chile	20,114	1,226	–	–	21,340	–	21,340
Southwest Alaska, USA	310,208	171,555	–	–	481,763	–	481,763
Office Furniture and Equipment	–	–	–	7,976	7,976	11,342	(3,366)
2005 Additions	554,245	7,805,860	1,468,022	166,268	9,994,395	79,147	9,915,248

2005 Proceeds from property payments
El Morro, Chile	(690,000)	(960,736)	–	–	(1,650,736)	–	(1,650,736)

2005 Impairment write-down
Other Projects, Chile	(2,518)	–	–	–	(2,518)	–	(2,518)

Balance at December 31, 2005
Cerro San Pedro, Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	–	20,375	–	–	20,375	–	20,375
Rio Figueroa, Chile	335,042	1,520,690	–	–	1,855,732	–	1,855,732
Other Projects, Chile	25,639	2,709	–	–	28,348	–	28,348
Southwest Alaska, USA	310,208	171,555	–	–	481,763	–	481,763
Office Furniture and Equipment	–	–	–	101,939	101,939	87,314	14,625
Balance at December 31, 2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

a) Mexico –Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosi, Mexico and is 100%-owned by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores. Construction of the mine recommenced in January 2006 and is expected to be substantially completed by the end of March 2007.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million. The final acquisition debt payment of $6 million was made to Glamis in February 2004. Interest accretion on the acquisition debt for the year ended December 31, 2004 was $40,260.

In March 2004, the Company made payments to Glamis totaling $5 million that were originally due after commencement of commercial production. These amounts initially represented contingent consideration and were not recognized as acquisition costs until March 2004.

In December 2003, the Company awarded a contract to Washington Group International (“WGI”) to provide the Company with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has a remaining estimated gross value, exclusive of fuel costs, of approximately $159 million. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees from $1.4 million to $11.6 million depending on the year of termination.

In the event that the contract is terminated as a result of force majeure, the Company is obligated to pay WGI equipment demobilization and termination fees totaling approximately $2 million. In the event that WGI is notified of a material breach or default, and that material breach or default is not remedied by WGI within 15 days, the Company may terminate the contract without incurring any early termination fees; however, the Company may be liable to WGI for equipment demobilization costs totaling approximately $1 million.

24 Metallica Resources Inc. | Annual Report 2006

The Company has entered into various standby agreements with WGI since June 2004 in order to retain WGI’s construction equipment at the Project site while the Company resolved delays and court ordered suspensions relating to its mine explosives permit. The Company also entered into a limited notice to proceed with WGI from November 2005 through February 2006, which allowed for WGI to perform certain construction activities at hourly rates during the standby period. Through December 31, 2006 the Company has deferred costs totaling $3.6 million under the various standby agreements, and $1.4 million under the limited notice to proceed.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by the Company. In addition, the Company has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1 million. The Company has made minimum royalty payments totaling $200,000 under the agreement, all of which have been capitalized as mineral properties, plant and equipment.

b)    Chile –El Morro Project

The Company’s activities in Chile are concentrated on precious and base metal exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Xstrata Plc (formerly, Falconbridge Limited) that provided for Xstrata to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received a $10 million payment from Xstrata, which resulted in Xstrata earning a 70% interest in the El Morro project and the Company recording $8.3 million of income from property payments:

$
Xstrata earn-in payment on El Morro project	10,000,000
Carrying value of El Morro project at August 31, 2005	1,650,736
Income from property payment	8,349,264

The taxable gain attributable to the $10 million payment was offset by tax loss carryforwards not previously recognized.

The Company and Xstrata are required to make payments to the former owners of certain mining concessions totaling $400,000, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area are subject to a 2% NSR royalty.

c)    Chile –Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $0.5 million has been paid to date. The Company was also required to spend a minimum of $1.5 million on qualifying exploration expenditures over a three-year period beginning September 2004. The Company has met its exploration expenditure commitment on the project.

Certain mining concessions contained in the Rio Figueroa project property package, which are held under a purchase option agreement with Potrillos, are subject to a 1.5% NSR production royalty. Certain other mining concessions, which are held under an amendment to the option agreement with Potrillos, are subject to a 2% NSR production royalty.

d)    Chile –Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $53,688 at December 31, 2006.

e)    USA –Southwest Alaska

In September 2005, the Company entered into an option agreement that allows for it to earn a 65% interest in several precious and base metal properties located along the Alaskan Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the property groups, had decided not to allow mineral exploration activities on its land. As a result, management elected not to pursue further exploration activities on these and other properties within this property group and wrote off all capitalized costs attributable to this property group totaling $379,859 at December 31, 2006.

The Company intends to continue its exploration activities on the remaining Southwest Alaska properties. The Company’s aggregate exploration expenditure commitment for the Southwest Alaska project is $2.25 million, plus $175,000 for option payments for a total commitment of $2.4 million over a five-year period beginning September 2005. As of December 31, 2006, the Company has incurred exploration expenditures totaling approximately $1 million and option payments totaling $75,000.

f)    Brazil –Mara Rosa Project

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $0.5 million. The Company recorded income from property payments totaling $0.3 million in 2004.

Metallica Resources Inc. | Annual Report 2006 25

4.	Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim certain land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

		December 31,	December 31,
		2006	2005
		$	$
	Balance at beginning of year	343,164	203,818
	Accretion	32,191	19,120
	Additional reclamation provision	235,837	120,226
	Balance at end of year	611,192	343,164

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows, which total $1 million as of December 31, 2006. Commencement of reclamation activities is expected to begin in 2016. The present value of the estimated future cash outflow layers has been discounted using credit-adjusted risk-free rates of 7.75% to 9%, and assumes inflation rates of 2.5% to 3.0%. The asset retirement obligation at December 31, 2006 of $611,192, which includes accretion totaling $62,774, has been capitalized as mineral properties, plant and equipment.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

5.	Share Capital

	a) Authorized Unlimited number of common and preferred shares without par value. b) Common Shares Issued and Outstanding

Year Ended December 31,	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
		$		$		$
Outstanding, beginning of year	83,301,676	108,158,077	82,687,043	107,661,917	81,763,885	106,786,049
Shares issued in private placement (Note 5(d) )	7,670,500	23,620,747	–	–	–	–
Exercise of warrants for cash (Note 5(d) )	92,500	252,178	–	–	354,500	400,229
Fair value of warrants exercised (Note 5(d) )	–	28,243	–	–	–	95,739
Exercise of stock options for cash (Note 5(c) )	926,833	1,057,927	598,833	429,737	555,000	362,619
Fair value of stock options exercised (Note 5(c) )	–	427,980	–	46,051	–	–
Shares issued for retirement plan (Note 7)	9,754	27,265	15,800	20,372	13,658	17,281
Outstanding, end of year	92,001,263	133,572,417	83,301,676	108,158,077	82,687,043	107,661,917

c) Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price as quoted on the Toronto Stock Exchange on the day preceding the date of grant. Each stock option allows for the purchase of one share and expires not later than five years from the date of grant. Stock options generally vest over a period of up to two years from the date of grant. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006. As of December 31, 2006, a total of 605,833 common shares had been issued subsequent to April 19, 2006.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. The Company elected to adopt this new requirement retroactively without restatement of prior years. This resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005	2004
Risk-free interest rate (Canada)	3.8% to 4.3%	3.2% to 3.7%	3.3% to 3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	60% to 71%	65% to 66%	70% to 71%
Expected life of option	3.5 to 3.9 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

26 Metallica Resources Inc. | Annual Report 2006

The following is a summary of options granted under the Company’s stock-based compensation plan:

	Year Ended December 31,			Weighted Average Exercise Price (Canadian Dollars) Year Ended December 31,
	2006	2005	2004	2006	2005	2004
				$	$	$
Outstanding, beginning of year	2,555,000	2,535,500	2,800,250	1.49	1.36	1.12
Granted	1,470,000	880,000	400,000	3.32	1.62	2.39
Exercised	(926,833)	(598,833)	(555,000)	1.30	0.86	0.86
Forfeited	(31,667)	(186,667)	(109,750)	2.97	1.79	1.48
Expired	–	(75,000)	–	–	2.87	–
Outstanding, end of year	3,066,500	2,555,000	2,535,500	2.41	1.49	1.36
Exercisable, end of year	1,867,582	1,858,333	1,914,666	2.00	1.39	1.22

The aggregate fair value of options granted in 2006, 2005 and 2004 was $2,213,781, $625,881 and $435,624, respectively. These options vest over a period of two years. The fair value attributable to stock options exercised during the years ended December 31, 2006 and 2005 totaling $427,980 and $46,051, respectively, has been allocated to share capital.

The following table summarizes selected information relating to stock options outstanding at December 31, 2006:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$1.20 to $1.64	1,361,500	2.3 years	$ 1.45
$2.07 to $2.44	305,000	2.2 years	$ 2.40
$3.04 to $3.67	1,165,000	4.4 years	$ 3.17
$4.04 to $4.47	235,000	4.9 years	$ 4.21
$1.20 to $4.47	3,066,500	3.3 years	$ 2.41

The following table summarizes the changes in fair value assigned to stock options for the three years ended December 31, 2006:

Year Ended December 31,	2006	2005	2004
	$	$	$
Balance at beginning of year	1,431,014	1,043,156	6,675
Adoption of CICA 3870	–	–	400,615
Compensation cost recognized	1,472,569	573,153	660,898
Exercised	(427,980)	(46,051)	–
Forfeited	(1,113)	(139,244)	(25,032)
Balance at end of year	2,474,490	1,431,014	1,043,156

d)	Warrants

	Year Ended December 31,	2006		2005		2004
		Warrants	Amount	Warrants	Amount	Warrants	Amount
			$		$		$
	Outstanding, beginning of year	19,350,000	5,889,285	24,399,000	7,373,839	24,753,500	7,469,578
	Warrants issued in private placement	3,835,250	4,502,537	–	–	–	–
	Exercise of warrants	(92,500)	(28,242)	–	–	(354,500)	(95,739)
	Expiration of warrants	–	–	(5,049,000)	(1,484,554)	–	–
	Outstanding, end of year	23,092,750	10,363,580	19,350,000	5,889,285	24,399,000	7,373,839

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of December 31, 2006, a total of 3,835,250 of these warrants were outstanding.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. Warrants to purchase 92,500 shares were exercised in 2006. As of December 31, 2006, a total of 19,257,500 of these warrants were outstanding.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years through March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The remaining 5,049,000 warrants expired unexercised on March 11, 2005. The fair value of $1,484,554 attributable to the expired warrants was transferred to contributed surplus. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant was exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 353,500 were exercised in 2004.

Metallica Resources Inc. | Annual Report 2006 27

e)	Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Board of Directors (the "Directors") to grant RSUs to employees subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed three years from the award date, but may be accelerated at the discretion of the Directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of December 31, 2006, the Company had awarded 120,000 RSUs with a vesting date of March 1, 2008 and 250,000 RSUs with a vesting date of March 9, 2009. The carrying value of RSUs at December 31, 2006 and 2005 was $556,842 and $59,435, respectively.

6.	Income Taxes

Income tax expense included in the consolidated statement of operations consists of the following:

Year Ended December 31,	2006	2005	2004
	$	$	$
Current	65,064	124,391	147,547
Future	(6,948)	23,890	(11,008)
Income tax expense	58,116	148,281	136,539

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% for 2006, 2005 and 2004 is reconciled as follows:

Year Ended December 31,	2006	2005	2004
	$	$	$
Income tax provision (benefit) computed using the applicable tax rate	(1,109,610)	2,928,277	543,606
Increase (decrease) in valuation allowance	(570,000)	(5,023,000)	(603,433)
Losses incurred in foreign operations without tax benefit	2,125,529	568,756	–
Share issuance costs	(625,152)	–	–
Foreign earnings taxes at other than statutory rate	(424,788)	(138,711)	14,229
Foreign withholding taxes	–	–	85,585
Non-deductible expenses	406,918	1,153,729	96,552
Other, net	255,219	659,230	–
Income tax provision	58,116	148,281	136,539

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

		2006	2005
		$	$
Future income tax assets:
Canada:
Tax loss carryforwards		1,241,000	268,000
Deferred share issuance costs		866,000	829,000
Mexico:
Tax loss carryforwards		13,334,000	12,459,000
Other		183,000	100,000
Other countries:
Tax loss carryforwards		264,000	36,000
Stock-based compensation expense		705,000	326,000
Other		37,000	14,000
Total future income tax assets		16,730,000	14,032,000
Less valuation allowance		(3,531,000)	(4,101,000)
Future income tax assets, net of valuation allowance		13,199,000	9,931,000
Future income tax liabilities:
Mexico:
Mineral properties, plant and equipment		13,198,000	9,900,000
Other		1,000	31,000
Total future income tax liabilities		13,199,000	9,931,000
Net future income tax assets		–	–

28 Metallica Resources Inc. | Annual Report 2006

At December 31, 2006, the Company and its subsidiaries have available tax loss carryforwards in various tax jurisdictions as follows:

	Tax Jurisdiction	Expiry Dates	Tax Loss Carryforward
$
	Mexico	2007	4.1 million
		2008	9.1 million
		2009	6.9 million
		2010	2.8 million
		2011	1.2 million
		2012	0.6 million
		2013	2.1 million
		2014	6.3 million
		2015	4.9 million
		2016	9.6 million
	Total		47.6 million

	Chile	None	2.1 million
	Canada	2014 and 2026	3.4 million
	United States	2018 through 2021	1.9 million

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2006.

7.	Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $27,672, $22,053 and $25,627 for the years ended December 31, 2006, 2005 and 2004, respectively.

8.	Related Party Transactions

In June 2005, and as amended on February 1, 2006, the Company entered into consulting agreements with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006 and $9,000 in 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $2,500 in 2004 and $22,000 in 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company incurred corporate advisory fees pursuant to this agreement totaling $12,000 in 2004 and $21,000 in 2005.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company in June 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Consulting fees incurred while the individual was a director of the Company totaled $75,000 in 2006 and $72,500 in 2005.

9.	Contingencies

a)

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

c)

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

Metallica Resources Inc. | Annual Report 2006 29

10.	Commitments

	a)	Contractual commitments totaling approximately $159 million that relate to a ten-year mining contract with Washington Group International are discussed in Note 3(a).

	b)

The Company leases certain land rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2006, lease commitments for the next five years and thereafter are as follows:

			$
		2007	105,986
		2008	117,829
		2009	119,141
		2010	122,737
		2011	123,302
		Thereafter	24,457

	c)

In November 2006, the Company entered into an agreement with a Mexican governmental agency to provide approximately $0.35 million in cash or services for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. The Company expects to fulfill this commitment over the mine life.

	d)

The Company’s Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro. The Company has deposited $0.24 million in a bank trust account controlled by the Company to cover the estimated cost of stabilizing the church. The $0.24 million deposit is included with other assets on the balance sheet.

	e)

The Company has entered into agreements with certain residents of the village of Cerro de San Pedro to provide monthly cash payments totaling $0.39 million over the estimated mine life of 10 years for the inconvenience to them associated with mining operations. This commitment is contingent upon operation of the mine.

	f)

The Company has entered into agreements with various contractors for construction services with respect to its Cerro San Pedro project. As of December 31, 2006, open commitments under these contracts total $0.83 million.

	g)

In December 2006, the Company entered into an agreement with an individual to lobby on behalf of the Company in regards to ongoing litigation with respect to the Cerro San Pedro project. The agreement provides that in the event of a favorable outcome from the litigation by December 31, 2007, the Company will pay the lobbyist $0.2 million.

11.	Supplementary Cash Flow Information Cash and cash equivalents include the following at December 31:

	2006	2005	2004
	$	$	$
Cash on hand and bank balances	961,293	489,913	639,841
Short-term investments	43,800,876	42,179,917	40,977,203
	44,762,169	42,669,830	41,617,044

The Company paid income taxes during the three years ended December 31, as follows:

	2006	2005	2004
	$	$	$
Income taxes	46,620	139,970	171,591

The Company incurred non-cash investing and financing activities during the three years ended December 31, as follows:

	2006	2005	2004
	$	$	$
Non-cash investing activities:
Increase in accounts payable and accrued liabilities related to mineral properties, plant and equipment	3,591,846	500,940	156,718

12.	Segment Information

The Company’s operations are limited to a single industry segment comprising the exploration and development of precious and base metal mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

December 31, 2006	Mexico	Chile	United States	Canada	Total
	$	$	$	$	$
Mineral properties, plant and equipment	80,721,957	2,844,215	1,142,642	118,107	84,826,921

30 Metallica Resources Inc. | Annual Report 2006

December 31, 2006	Mexico	Chile	United States	Canada	Total
	$	$	$	$	$
Mineral properties, plant and equipment	53,632,993	1,904,455	496,388	–	56,033,836

13.	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

  As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, all subsequent exploration and development costs on the property are capitalized. The Company’s mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7. The only property for which the Company has proven and probable reserves is its Cerro San Pedro project. Mineral properties, plant and equipment under United States GAAP at December 31, 2006 and 2005 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property. Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study. The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard ("FAS") No. 144, "Accounting for the Impairment of Long-Lived Assets". Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs is expected to be more than offset by the anticipated additional revenues arising from gold and silver price appreciation. At December 31, 2006, the Company has concluded that the carrying value of this property is not impaired.

  On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

  In a recent continuous disclosure review, the SEC determined that for United States GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. This interpretation does not apply under Canadian GAAP. A recent meeting of the FASB considered the SEC’s view and the FASB has recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Consolidated Statements of Operations and Deficit
Year Ended December 31,	2006	2005	2004
	$	$	$
Net income (loss) under Canadian GAAP	(3,130,325)	7,958,798	1,368,462
Exploration expenditures expensed	(1,951,516)	(1,899,978)	(570,327)
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Accretion of asset retirement obligation	(32,191)	(19,120)	(11,463)
Income from property payments	–	1,050,736	–
Stock-based compensation expense	–	341,110	74,834
Net income (loss) under U.S. GAAP	(4,734,173)	7,434,064	942,975
Basic net income (loss) per share under U.S. GAAP	(0.06)	0.09	0.01
Diluted net income (loss) per share under U.S. GAAP	(0.06)	0.09	0.01

Metallica Resources Inc. | Annual Report 2006 31

Consolidated Balance Sheets
December 31,		2006		2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Mineral properties, plant and equipment	84,826,921	72,665,628	56,033,836	45,476,389
Shareholders’ equity	125,995,500	113,834,207	98,193,714	87,636,267

Consolidated Statements of Cash Flows
Year Ended December 31,		2006	2005	2004
		$	$	$
Cash flows provided from (used for) operating activities, Canadian GAAP		(922,219)	8,704,922	962,993
Mineral properties, plant and equipment		(1,951,516)	(849,242)	(570,327)
Cash flows provided from (used for) operating activities, U.S. GAAP		(2,873,735)	7,855,680	392,666

Cash flows used for investing activities, Canadian GAAP		(26,418,831)	(8,081,873)	(20,018,753)
Mineral properties, plant and equipment		1,951,156	849,242	570,327
Cash flows used for investing activities, U.S. GAAP		(24,467,315)	(7,232,631)	(19,448,426)

Recent U.S. Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN no. 48, "Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement no. 109" ("FIN 48"). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on January 1, 2007. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

Forward-looking statements

This Annual Report contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this Annual Report involve risks and uncertainties and other factors, including those described under "Item 3. Key Information, D) Risk Factors" in the Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

32 Metallica Resources Inc. | Annual Report 2006

CORPORATE INFORMATION

OFFICERS	UNITED STATES OFFICE	AUDITORS
Richard J. Hall	Metallica Management Inc.	PricewaterhouseCoopers LLP, Vancouver
President & Chief Executive Officer	12200 East Briarwood Avenue, Suite 165
Troy J. Fierro	Centennial, Colorado 80112	LEGAL COUNSEL
Vice President of Operations	Tel: (303) 796-0229	Canada – Beach Hepburn LLP
Bradley J. Blacketor	Toll free: 1-888-933-0313 (Canada & USA)	United States – Burns and Levinson LLP
Vice President, Chief Financial Officer & Secretary	Fax: (303) 796-0265	Mexico – DCTA Abogados
Mark A. Petersen	E-mail: metallica@metal-res.com	Chile – Grasty Quintana Majlis & Cia
Vice President of Exploration
	CANADA OFFICE	SHARE LISTINGS
DIRECTORS	Metallica Resources Inc.	Toronto Stock Exchange
Craig J. Nelsen	36 Toronto Street, Suite 1000	Common share symbol: MR
Chairman, Metallica Resources Inc., Executive	Toronto, Ontario M5C 2C5	Warrant symbol: MR.WT
Vice President – Exploration & Development,	Toll free: 1-888-933-0313 (Canada & USA)
Gold Fields Ltd.	E-mail: metallica@metal-res.com	American Stock Exchange
Richard J. Hall	Website: www.metal-res.com	Common share symbol: MRB
President & Chief Executive Officer
Metallica Resources Inc.	MEXICO OFFICE	SHAREHOLDER INQUIRIES
Amjad J. Ali	Minera San Xavier, S.A. de C.V.	Shareholders may obtain information about
Chief Financial Officer	Camino Cerro de San Pedro a San Luis Potosí	their shares, lost certificates and other
Centenario Copper Corporation	KM 3+870 No. 200 CP 78440	matters from the Company’s transfer agent:
Oliver Lennox-King	San Luis Potosí, S.L.P.
Chairman, Fronteer Development Group Inc.	Tel: (52-444) 834-9200	Equity Transfer Services Inc.
Jorge Mendizabal	Fax: (52-444) 814-6152	Shareholder Services, 120 Adelaide Street W.
Managing Director, Minera San Xavier, S.A. de C.V.		Suite 420, Toronto, Ontario M5H 4C3
Robert Martinez	CHILE OFFICE	Tel: (416) 361-0152
Retired, former President & Chief Operating Officer,	Minera Metallica Ltda.	Fax: (416) 361-0470
Coeur d’Alene Mines Corporation	Bartolome Blanche 2520, San Joaquin
Ian A. Shaw	La Serena, IV Region	ANNUAL REPORTS
Managing Director, Shaw & Associates	Tel: (56-51) 545-120	Shareholders may obtain, without charge,
J. Alan Spence	Fax: (56-51) 545-123	a copy of Metallica Resources’ Annual Report
President, Spence Resource Management Inc.		or a copy of its Annual Report on Form 20-F, as
filed with the Ontario Securities Commission
and the United States Securities and Exchange
Commission, by contacting the Company.

ANNUAL GENERAL MEETING
The Annual General Meeting of the
shareholders will be held on May 24, 2007,
at 4:00 p.m. at the Dominion Club, One King
West, Toronto, Ontario, Canada. All
shareholders are invited to attend.

c/o Metallica Management Inc.

12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112
Tel: (303) 796-0229; Toll free: 1-888-933-0313 (Canada & USA); Fax: (303) 796-0265
E-mail: metallica@metal-res.com
www.metal-res.com